[NOKIA LOGO]  [GRAPHIC OMITTED]

                                                                   March 2, 2006



Securities and Exchange Commission
Office of Global Security Risk
Cecilia D. Blye, Chief
100 F Street, NE
Washington, DC 20005


Nokia Corporation
Form 20-F for the fiscal year ended December 31, 2004
File No. 1-13202


            Dear Ms. Blye

            Further to our letter of January 11, 2006 responding to your letter of December 29, 2005, we wish to follow up as a matter of completeness on the disclosure included in our Form 20-F for the fiscal year ended December 31, 2005 (the "2005 Form 20-F") relating to our business activities in Iran, Syria, Libya and Sudan.

            Our 2005 Form 20-F has now been completed and was filed with the Commission today. We have included in Item 4.B, Business Overview, at page 34 the disclosure attached to this letter in Enclosure 1.

            Nokia acknowledges that
            -           Nokia is responsible for the adequacy and accuracy of
                        the disclosure in its filings with the SEC;
            -           The SEC staff comments or changes to Nokia's disclosure
                        in response to staff comments do not foreclose the SEC from taking any action with respect to Nokia's filings; and
            - Nokia may not assert the SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

            In case of additional comments, please contact Kaarina Stahlberg, Assistant General Counsel, over the e-mail at kaarina.stahlberg@nokia.com or over the phone at +358 40 728 7843.


            NOKIA CORPORATION

            /s/ Maija Torkko                       /s/ Kaarina Stahlberg
            ----------------------                 ----------------------
            Maija Torkko                           Kaarina Stahlberg
            Senior Vice President, Corporate       Vice President, Assistant
              Controller                             General Counsel

Cc:         Larry Spirgel
            Kyle Moffatt
            Division of Corporation Finance
            Securities and Exchange Commission

                                Nokia Corporation

                                 2005 Form 20-F

                                                                     Enclosure 1
                                                                     -----------
Item 4.B  Business Overview

Sales and Marketing

As we are a global company and have sales in most countries of the world, in 2005 we also had sales to customers in Iran, Libya and Syria. Furthermore, in 2004 we had very minor sales to customers in Sudan, but none in 2005.

In 2005, we sold mobile devices and accessories to customers in Iran, Libya and Syria. In addition, we sold network equipment to a customer in Iran. In 2004, we also signed a network sales contract with a customer in Libya, but that contract has not resulted in any sales by the end of 2005. In 2005, our aggregate sales to customers in Iran, Libya and Syria accounted for approximately 1.2% of our total revenue or EUR 417 million. Iran and, to a lesser extent, Syria are subject to U.S. economic sanctions that are primarily designed to implement U.S. foreign policy.